May 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inspirato Incorporated Registration Statement on Form S-1 File No. 333-264598

Acceleration Request
Requested Date: May 9, 2022
Requested Time: 9:30 A.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Inspirato Incorporated (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-264598) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Tony Jeffries at (650) 849-3223.

* * * *

Sincerely,

Inspirato Incorporated

/s/ Brent Handler
Brent Handler
Chief Executive Officer

cc:	Web Neighbor, Inspirato Incorporated

James Hnat, Inspirato Incorporated

Brent Wadman, Inspirato Incorporated
Tony Jefferies, Wilson Sonsini Goodrich & Rosati, P.C.

Christina L. Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.

David G. Sharon, Wilson Sonsini Goodrich & Rosati, P.C.